                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                                 NEXMED, INC.
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                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
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                        (Title of Class of Securities)

                                  652903 10 5
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                                (CUSIP Number)

                                  Vivian Liu
         NexMed, Inc., 6087 Triangle Drive, Commerce, California 90040
                                (213) 890-0881
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 29, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement.  [X]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 652903 10 5


1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON

     Golden Water Investment Corp.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

       WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                            [_]
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

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                   7.  SOLE VOTING POWER            875,000
                  --------------------------------------------------------------
NUMBER OF
SHARES             8.  SHARED VOTING POWER                0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY
EACH               9.  SOLE DISPOSITIVE POWER       875,000
REPORTING         --------------------------------------------------------------
PERSON WITH
                  10.  SHARED DISPOSITIVE POWER           0
                  --------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     875,000

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%

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14.  TYPE OF REPORTING PERSON*

       CO

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

                                 SCHEDULE 13D

CUSIP NO. 652903 10 5


ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement on Schedule 13D relates to the shares (the "Shares") of the common stock, par value $.0l per share, of NexMed, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 6087 Triangle Drive, Commerce, California 90040.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This statement on Schedule 13D is filed by Golden Water Investment Corp., a corporation organized under the laws of the Territory of the British Virgin Islands ("GWIC" or the "Reporting Person").

          GWIC is a privately-held investment company. The address of the principal business and office of GWIC is Fl. 2, Number 10, Lane III, Hang Chou South Road, Section 1, Taipei, Taiwan.

          The names, business addresses, present principal occupations or employments, and citizenships, and the names, principal businesses and addresses of the corporations or other organizations in which such employment is conducted, of the executive officers and directors of the Reporting Person are set forth in Schedule I hereto and incorporated herein by reference.

                                 SCHEDULE 13D

CUSIP NO. 652903 10 5


          During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the executive officers and directors of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          GWIC has acquired 875,000 shares of common stock (the "Common Stock") of the Company at a purchase price of $2.00 per share. The funds for the purchase price of the Common Stock were obtained from the general corporate funds of GWIC.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The Common Stock was acquired for investment purposes. The Reporting Person intends to review its position regarding the Company from time to time and may, depending upon its evaluation of the Company's business and prospects, and upon

                                 SCHEDULE 13D

CUSIP NO. 652903 10 5


future developments, determine to increase its equity position or dispose of securities of the Company.

          Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) GWIC has acquired 875,000 shares of the Common Stock, or approximately 14.2% of the 6,180,098 Shares reported by the Company to be outstanding as of November 13, 1997.

          To the best knowledge of the Reporting Person, none of the executive officers and directors of the Reporting Person beneficially owns any Shares.

          (b) GWIC will have the sole power to vote and dispose of the Shares that it has acquired.

          (c) Except as set forth in this Item 5, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, the executive officers and directors of the Reporting Person has effected any transactions in the Shares in the past sixty (60) days.

          (d) and (e) Inapplicable.

                                 SCHEDULE 13D

CUSIP NO. 652903 10 5


ITEM 6.   CONTRACTS. ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

          Neither the Reporting Person nor, to the best knowledge of the Reporting Person, the executive officers and directors of the Reporting Person, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          None.

                                 SCHEDULE 13D

CUSIP NO. 652903 10 5

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 1998


                                   GOLDEN WATER INVESTMENT CORP.


                                   By: /s/ Li-Chu Chang Chen
                                       --------------------------

                                   Name:  Li-Chu Chang Chen
                                   Title: Director

                                 SCHEDULE 13D

CUSIP NO. 652903 10 5


                                  SCHEDULE I
                                  ----------

1. Information regarding executive officers and directors of Golden Water Corporation Investment Corp. ("GWIC").

     GWIC is a privately-held company incorporated in the Territory of the British Virgin Islands. Its sole director and owner is listed below. Unless otherwise indicated, each person listed below is a citizen of Taiwan, and the business address of such person is Fl. 2, Number 10, Lane III, Hang Chou South Road, Section 1, Taipei, Taiwan.

                                                Present Principal
          Name                                  Occupation or Employment
          ----                                  ------------------------

          Li-Chu Chang Chen                     Director